SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Tele Centro Oeste Celular Participações S.A.
CNPJ/MF 02.558.132/0001-69 - NIRE 533 0000580 0
Publicly-held Company, with Authorized Capital

MINUTES OF THE SPECIAL MEETING OF THE BOARD OF DIRECTORS
HELD ON OCTOBER 01, 2004.

1. DATE, TIME AND PLACE: October 01, 2004, at 12:00 p.m., exceptionally on Av. Roque Petroni Junior, 1464, 6º andar, Morumbi, São Paulo - SP, upon call pursuant to the Company's bylaws.

2. CHAIRMANSHIP OF THE MEETING: Felix Pablo Ivorra Cano - Chairman of the Meeting; Evandro Luís Pippi Kruel - Secretary.

3. INSTATEMENT: The meeting was convened with the attendance of the undersigned Directors, there being a quorum pursuant to the terms of the Company's Bylaws.

4.  AGENDA AND RESOLUTION:

4.1. Change in the Company's Executive Committee: the Directors resolved to change the Executive Committee of the Company, replacing all of its current members and, therefore, ELECT as Chief Executive Officer , Mr. Francisco José Azevedo Padinha , Portuguese, married, engineer, holder of identity card nº 21.804.564-9, SSP/RJ, enrolled with the CPF/MF (Individual Taxpayers Registry/Finance Ministry) under nº 055.063.577-70, residing and domiciled in the Capital of Rio de Janeiro State and with business address in the State of São Paulo - SP, at Av. Roque Petroni Junior, 1464, 6º andar, Morumbi and as Executive Vice-President, Operations , Mr. Paulo Cesar Pereira Teixeira , Brazilian, married, engineer, holder of identity card nº 301.540.175-9 SSP/RS, enrolled with the CPF/MF under nº 284.875.750-72, residing and domiciled in the Capital of Rio de Janeiro State, at Praia de Botafogo, 501, 7º andar, Torre Corcovado, Rio de Janeiro-RJ; APPOINT the below identified officers, who shall be elected and installed in their respective offices as soon as their Permanent Visas have been obtained from the Brazilian Ministry of Labor, for the offices of Executive Vice-President, Marketing and Innovation and of Vice-President, IT and Products and Services Engineering , Mr. Luis Filipe Saraiva Castel-Branco de Avelar , Portuguese, married, engineer, holder of foreigner's identification card RNE V224096-0, enrolled with the CPF under nº 217.046.958-30, residing and domiciled in the Capital of São Paulo State and with business address at Av. Roque Petroni Junior, 1464, 6º andar, Morumbi, São Paulo-SP; as Vice-President, Compliance and Institutional Relations , Mr. José Carlos De La Rosa Guardiola , Spanish, divorced, engineer, holder of foreigner's identification card RNE V271593-8, issued by the SRE/DPMAF/DPF and enrolled with the CPF under n.º 802.367.825-68, residing and domiciled in the Capital of Rio de Janeiro State and with business address at Praia de Botafogo, 501, 7º andar, Torre Pão-de-Açúcar, Rio de Janeiro-RJ; as Vice-President, Customers , Mr. Guilherme Silvério Portela Santos , Portuguese, married, engineer, holder of foreigner's identification card RNE V329591-W, issued by the SRE/DPMAF/DPF, enrolled with the CPF under nº 057.649.617-00, residing and domiciled in the Capital of Rio de Janeiro State and with business address at Av. Roque Petroni Junior, 1464, 6º andar, Morumbi, São Paulo-SP; as Vice-President, Techonology and Networks , Mr. Javier Rodríguez García , Spanish, judicially separated, holder of foreigner's identification card RNE V283375-2, enrolled with the CPF under nº 055.017.127-41, residing and domiciled in the Capital of Rio de Janeiro State and with business address at Praia de Botafogo, 501, 7º andar, Torre Corcovado, Rio de Janeiro-RJ and as Executive Vice-President, Finance, Planning and Control , who will also occupy the office of Investor Relations Officer , as provided for in letter "g" of item III of article 26 of the Company's Bylaws, Mr. Arcádio Luis Martínez Garcia , Spanish, married, economist, holder of passport R291177, valid until 07.28.2013, enrolled with the CPF/MF under nº 058.876.937-11, residing and domiciled in the Capital of São Paulo State, with business address at Av. Roque Petroni Júnior nº 1464, Morumbi, São Paulo - SP . THEY ELECT , on a provisional basis , until the permanent visas for the above named Vice-Presidents are obtained, as Executive Vice-President, Finance, Planning and Control, also occupying the office of Investor Relations Officer; Vice-President, Technology and Networks, and Vice-President, Compliance and Institutional Relations, Mr. Paulo Cesar Pereira Teixeira , as above identified, and for the offices of Vice-President, Customers; Executive Vice-President, Marketing and Innovation, and Vice-President, IT and Products and Services Engineering , Mr. Francisco José Azevedo Padinha , as above identified. The officers elected herein shall complete the term of office in course, that is, of three (03) years, counted as from June 24, 2003. It is hereby recorded that the officers elected herein declare not to be subject to any of the crimes provided by Law which might prevent them from exercising business activities, as well as lawfully able to execute the statement set forth in Instruction CVM nº 367/2002 and that they are committed to present such executed statement at the time of signing their Instruments of Investiture. They appraised and thanked for the competent, diligent and careful performance of their duties shown by the Officers now leaving their offices.

4.2 . Instruction CVM 358/2002 - updating : in order to comply with the requirements of the Instruction CVM 358/2002, the Vice-President, Finance, Planning and Control and Investor Relations Officer, Mr. Paulo Cesar Pereira Teixeira , Brazilian, married, engineer, holder of identity card nº 301.540.175-9 SSP/RS, enrolled with the CPF/MF under nº 284.875.750-72, resident and domiciled in the Capital of Rio de Janeiro State, with business address at Praia de Botafogo, 501, 7º andar, Torre Corcovado, Rio de Janeiro-RJ , has been appointed as officer in charge for the accomplishment and follow-up of the Relevant Act and Fact Disclosure Policy, in substitution for the officer currently in charge for said Policy.

5. CLOSING OF THE MEETING : Since there was no further business to be dealt with, the meeting was closed and these minutes were drawn-up, which after read and approved were signed by the Directors present to the meeting and by the Secretary, being transcribed in the proper book.

Signatures : Felix Pablo Ivorra Cano - Chairman of the Meeting and of the Board of Directors; Fernando Xavier Ferreira; Eduardo Perestrelo Correia de Matos; Shakhaf Wine - Directors; Zeinal Abedin Mohamed Bava, Pedro Manuel Brandão Rodrigues and Carlos Manuel de L. e V. Cruz - Directors represented by Mr. Shakhaf Wine; Ernesto Lopez Mozo; Ignácio Aller Mallo; Luis Miguel Gilpérez López - Directors represented by Mr. Felix Pablo Ivorra Cano; Evandro Luís Pippi Kruel - General Secretary.

I hereby certify that this is a faithful copy of the minutes that were drawn-up in the Minutes Register of Meetings of the Board of Directors.

Evandro Luís Pippi Kruel

Secretary of the Meeting - OAB/RS nº 18.780.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2004

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Paulo Cesar Pereira Teixeira
Paulo Cesar Pereira Teixeira Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.